10026454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tiberius Qualified Master Fund Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Walkers, P.O. Box 265 GT, Walker House
(No. and Street)

Georgetown	Grand Cayman	Cayman Islands
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Peduzzi 1-412-880-5180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Peduzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tiberius Qualified Master Fund Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Virginia M. Sciulli, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 11, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
The Tiberius Qualified Master Fund Ltd.

We have audited the accompanying statement of assets and liabilities of The Tiberius Qualified Master Fund Ltd. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Tiberius Qualified Master Fund Ltd. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2010

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES
(Expressed in U.S. Dollars)

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 446,663
Investments in securities at fair value	55,138,811
Other assets	620,939
Dividends and short stock rebates receivables	1,180
TOTAL ASSETS	56,207,593

LIABILITIES

Due to broker	52,440,518
Securities sold short at fair value	1,225,070
Payable to redeeming shareholder	457,709
Due to affiliated fund	42,270
Accrued expenses	38,570
Accrued short dividends	7,345
TOTAL LIABILITIES	54,211,482
NET ASSETS	$ 1,996,111

Net asset value per share based on net assets of $1,996,111 and 3073.09 shares outstanding	$ 649.55

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

The Tiberius Qualified Master Fund Ltd. (the "Company", or "Master Fund") was incorporated under the laws of the Cayman Islands, British West Indies, on November 15, 2002 and commenced operations on January 9, 2003. The Master Fund is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange (the "Exchange"), acting as an options principal market-maker. The Master Fund executes its transactions off the floor of the exchange. TF Asset Management LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of New York, United States of America, is the investment manager of the Master Fund.

The Master Fund operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Master Fund. The Master Fund's shareholders are collectively referred to as the "feeder funds". For the year ended December 31, 2009, the Master Fund served as master fund to three feeder funds: The Tiberius Qualified Fund LLC, The Tiberius Fund LLC and The Tiberius Fund Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates by the Fund's management. Actual results could differ from these estimates. All amounts are expressed in U.S. dollars.

For purposes of the statement of cash flows the Company considers money market funds to be cash equivalents.

Investments in securities and securities sold short traded on a national securities exchange or listed on Nasdaq are valued at the last price on the date of valuation, or if such price is not available, the security is valued based on the low "bid" (for securities owned) and at the high "ask" price (for securities sold short) at the close of business.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net loss on investments in the statement of operations.

Purchases and sales of securities, and the related income and expenses, are recorded on a trade-date basis. Dividend income and dividends on securities sold short are recorded on the ex-dividend date. Realized gains and losses are recognized primarily based on the first-in, first-out method.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The industry classifications included in the condensed schedule of investments represent the manager's belief as to the most meaningful presentation of the classification of the Master Fund's investments.

The accompanying condensed schedule of investments consists primarily of securities of companies whose principal offices are located in the United States.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore the shareholders of the Master Fund report their share of the income and loss on their individual United States income tax returns. The Master Fund is not subject to income taxes in the Cayman Islands and, accordingly, no provision for income taxes is recorded in these financial statements.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy). SFAS 157 requires the Partnership to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Partnership's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. All securities owned by the Master Fund are Level 1 securities.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $446,629 being held in certificates of deposit and money market funds.

4. DUE FROM BROKER

The Master Fund has an agreement with a brokerage firm that has custody of the Master Fund's securities and, from time to time, cash balances.

4. DUE FROM BROKER (continued)

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The fund is subject to credit risk if the broker is unable to repay balances due, or to deliver securities in its custody. Management monitors the broker's financial condition, and does not anticipate any losses from this counterparty.

The Master Fund has invested in a joint back office with the above clearing broker in order to use the clearing broker's capital to meet its margin requirements.

5. SECURITIES SOLD SHORT

Securities sold short may give rise to off-balance sheet risk. The Master Fund may sell a security it does not own in anticipation of a decline in the fair value of the security. When the Master Fund sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Master Fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Master Fund has recorded this obligation in the financial statements at the December 31, 2009 fair value of these securities. There is an element of risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the obligation reflected on the statement of assets and liabilities.

6. WRITTEN CALL AND PUT OPTIONS

The Fund's activities include the writing of stock options having various expiration dates. At December 31, 2009, the Fund had outstanding options, giving others the right to sell securities to the Fund ("puts"). The writing of options involves elements of market risk in excess of the amount recognized in the statement of assets and liabilities caused principally by changes in the fair value of the underlying instruments. In many cases, the Fund limits its risk by holding offsetting security or option positions. All positions are reported in the accompanying statement of assets and liabilities at fair value and any change in the fair value is reflected in the accompanying statement of operations as gain or loss as it occurs.

(Expressed in U.S. dollars)

7. SECURITY CONCENTRATION

Investments in securities are comprised of twenty one security positions. The investment concentration is summarized as follows:

	FMV	% of Net Assets
Net Assets	$ 1,196,111	
Concentrated Securities:		
Anadarko	$ 50,856,591	2547.58%
Unitedhealth Group	$ 3,076,059	154.10%

8. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Investment Manager receives a management fee, calculated and payable monthly in arrears equal to 1/6th of 1% (2% per annum) of the Master Fund's net assets.

The Investment Manager is also entitled to an incentive fee equal to 20% of the economic gain of the Master Fund, determined at the end of the year. There was no incentive fee in 2009, due to the carryover of losses reported by the Master Fund. Subsequent incentive fees will be affected by the carryover of the losses from 2008 and prior years.

Included in other assets is a loan receivable from a related entity. The loan, in the amount of $326,250 matures on April 30, 2010 and bears interest at the rate of 8.25% per annum. The financial statements include $18,241 of interest income relating to this loan.

9. SHAREHOLDERS' NET ASSETS

Shareholders' net assets consist of the following components at December 31, 2009:

Participating shares - $.01 par value; nonvoting, authorized 4,999,990 shares; issued and outstanding 3,073.09 shares; net asset value $1,996,111.

Management shares - $.01 par value, voting nonparticipating; authorized 10 shares, issued and outstanding 1 share.

The net asset value per share at December 31, 2009 was $649.55.

(Expressed in U.S. dollars)

10. ADMINISTRATOR

Fulvio and Associates LLP (the "Administrator") has been appointed administrator and performs certain administrative and clerical services for the Master Fund. For its services, the Administrator receives a fee paid out of the Master Fund's assets based upon the nature and extent of services performed. Two of the directors of the Master Fund are affiliated with the Administrator.

11. FINANCIAL HIGHLIGHTS

The information presented below represents the financial highlights applicable to the non-managing Member class of the Fund taken as a whole.

Per share operating performance (for a share of capital stock outstanding throughout the year):

Net asset value at beginning of the year	$638.92
Increase due to capital share transactions	309.44
Net investment loss	(89.10)
Net trading loss	(209.71)
Total loss from operations	(298.81)
Net asset value at end of year	$649.55
Total return before performance fee	(11.83)%
Performance fee	0
Total return after performance fee	(11.83)%

Total return is calculated for the non-managing Member class taken as a whole. An individual investor's return may vary from these returns based on the timing of capital subscriptions and redemptions

(Expressed in U.S. dollars)

Supplemental Data:

Ratio to non-managing Member average net assets (non-managing Members' equity):

Expense Ratios:	
Operating expenses	5.72%
Interest	11.83%
Short dividends	3.06%
Total expenses	20.61%
Net investment loss	(10.77)%

The ratios shown above are calculated for the non-managing Member class taken as a whole. The ratio for an individual investor may vary from these ratios based on the timing of capital subscriptions and redemptions.

12. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $265,025, which exceeded the minimum requirement of $100,000 by $165,025. The Company's ratio of aggregate indebtedness to net capital ratio was 2.06 to 1.